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                                                                       Exhibit 6

                          [LETTERHEAD ORION CAPITAL]


                                                                  July 16, 1999

To our Stockholders:

  On July 12, 1999, Royal Group Inc. ("Royal US"), a Delaware corporation and a wholly owned subsidiary of Royal & Sun Alliance Insurance Group plc ("Royal plc"), NTG Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Royal US ("Purchaser"), and Orion Capital Corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the "Offer") for all of the Company's issued and outstanding shares (the "Shares"), together with the Preferred Stock Purchase Rights issued pursuant to a Rights Agreement dated as of September 11, 1996, as amended, at a price of $50 per share in cash subject to the terms and conditions in the Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser's offering materials. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") of the Purchaser with and into the Company, and all shares of common stock not purchased in the Offer will be acquired by Royal US, through Purchaser, at the same price.

  Your Board of Directors has unanimously approved the Offer and the Merger Agreement and has determined that the terms of each are advisable, fair to, and in the best interests of, the Company's stockholders. Accordingly, the Board of Directors recommends that stockholders accept the Offer and tender their Shares in the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, that, as of the date of such opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of the opinion is attached as an exhibit to the Schedule 14D-9. Stockholders are urged to read the opinion carefully and in its entirety.

  Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors' recommendation, and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated July 16, 1999, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions on how to tender your shares. I urge you to read the Schedule 14D-9 and the enclosed materials carefully.

                                          Sincerely,

                                          /s/ W. M. Becker

                                          W. Marston Becker
                                          Chairman and Chief Executive Officer